

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Xiaohong Yao
President and Chief Financial Officer
China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion
No. 6-20 Jinsui Rd.
Tianhe District, Guangzhou
Guangdong Province, P.R.C.

> **Re: China Xingbang Industry Group Inc.**
> **Registration Statement on Form 10**
> **Filed June 6, 2011**
> **File No. 000-54429**

Dear Mr. Yao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

2.	Please provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research pertaining to your position amongst private-owned enterprises in Chongqing and data compiled by the China State Statistics Bureau, Academy of South China Modern Market Economics, Sinomonitor, and iResearch. Please also confirm that this information is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Item 1. Description of Business

Organization and Consolidated Subsidiaries, page 6

3.	Please provide a brief description of your VIE agreements, including their purpose(s) they serve, as well as the effect(s) on your business. To the extent material, please discuss the termination provisions of your Exclusive Consulting Services Agreement and your Operating Agreement.

Growth Strategy, page 8

4.	In the first bullet point in this section, you state that you are undergoing a significant shift in your business model. Please discuss this statement in greater detail, including what effect(s) this will have on your old business. Please include a similar discussion in your MD&A section.

Products and Services

Ju51 Online Community, page 10

5.	Please discuss how you derive fees for each separate product or service you offer through your ju51 Online Community. Please also disclose whether such fees are fixed or variable. For example, please disclose whether you receive fees from your registered members and/or your interior designers. In addition, you state on page 11 that you "provide coverage of your business client and its products in [y]our newspaper and [y]our websites." Please disclose whether you receive a separate fee for this, or whether this is included in the consulting fee.

6.	Please revise better describe the services extended to your registered members and whether your online shops are available to only such members or to all visitors.

7.	We note from your disclosure on page 26 that you maintain and depend upon relationships with various third party service providers to generate revenues from your online community. Please discuss these arrangements in greater detail.

Competition, page 16

8.   We note your assertion that you have not found many "meaningful consulting services providers for the home furnishing industry in China." However, we also note your risk factor disclosure on page 24, which states that you may face "intense competition." Please revise to reconcile.

Government Regulation

Regulations Regarding Foreign Investment in the Chinese Media and Value Added Telecommuncation Sector, page 17

9.   We note that management believes that the company's ownership structure complies with existing laws, rules and regulations of the PRC. Please tell us whether management has been advised by PRC counsel and, if so, whether if PRC counsel has provided you a legal opinion. If you have not received counsel, please add a risk factor to clarify that the company has not sought legal counsel and briefly explain the attendant risks arising therefrom.

Item 1A. Risk Factors

10.   Please include a risk factor to discuss the difficulty of enforcing judgments against a resident of a foreign country.

Failure to protect confidential information of our ju51 online mall customers…, page 25

11.   We note the risks regarding your vulnerability to unauthorized access and inadvertent disclosure of confidential information. Please disclose any significant instances of such events.

If the WFOE exercises the purchase option…, page 32

12.   Please explain this risk in greater detail and provide examples of the impact on your business. We note your statement that it would "not bring immediate benefits" to your company, but the effects are unclear.

The shareholders of Guangdong Xingbang have potential conflicts of interest…, page 32

13.   Please provide examples of the conflicts of interest these shareholders may face.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

14.   Please revise your discussion to disclose information that allows investors to evaluate the nature of assets held by, and the operations of, you and your subsidiaries apart from Guangdong Xingbang. Additionally, disclose any risks and uncertainties that may result in deconsolidation of Guangdong Xingbang.

Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue, page 47

15.   Please disclose the main driver(s) behind the 366 percent increase in consulting revenue.

Liquidity and Capital Resources, page 51

16.   We note your disclosure in the last bulleted point on page 52 regarding the decrease in deferred revenue due to fewer consulting and advertising agreements. We also note your shift in business strategy, which you disclose on page 8, and it is unclear whether this decrease is a result of the shift in strategy. To the extent this or other items constitute material trends, please include in the MD&A section a discussion of those trends and how you expect the trends to affect your future business. Refer to Release 33-8350.

17.   We note that during the three months ended March 31, 2011, you provided two loans totaling approximately $1.1 million to entities under the control of Mr. Xiaohong Yao, your Chairman, CEO and President, as well as a short term loan of $.5 million to his wife, Ms. Dongmei Zhong. Please disclose the business purpose of each of these transactions.

18.   Please expand your liquidity discussion to describe how cash is transferred to your PRC subsidiary and VIE, and conversely, how earnings and cash are transferred from your VIE and PRC subsidiary to offshore companies. Additionally, describe any restrictions that restrict your ability to transfer cash within your corporate structure.

19.   We note from your disclosure in the 1st paragraph on page 35 that certain of your assets and liabilities are denominated in currencies other than the relevant entity's functional currency. Please disclose the types and amounts of these assets and liabilities.

Certain Relationships and Related Transactions, and Director Independence, page 60

20.   Please explain the business purpose behind the various loan agreements with
        related parties.

Combined Financial Statements as of December 31, 2010 and 2009, page F-11

2. Group Restructuring, page F-21

21.   Please disclose the ways in which the disclosed contractual arrangements with
        Guangdong Xingbang can terminate, and whether Guangdong Xingbang can force
        termination. Additionally, please disclose the term of each agreement, and if
        there are any conditions that could shorten the term.

22.   Please revise your disclosure in (A)(iii)(c) to reflect that pursuant to the option
        agreement, Guangdong Xingbang may not enter into any transaction that could
        materially affect its assets, liabilities, equity or operations without the prior
        written consent of Guangzhou Xingbang.

23.   Please provide all of the disclosures required by ASC 810-10-50, including, but
        not limited to, the following required disclosures:
        •   Qualitative and quantitative information about your involvement with
            Guangdong Xingbang, including the nature, purpose, size and activities of
            Guangdong Xingbang, including how it is financed;
        •   The carrying amount and classification of Guangdong Xingbang's assets and
            liabilities, including a qualitative discussion of restrictions on assets; and
        •   Separate disclosure on your balance sheets of assets of Guangdong Xingbang
            that can only settle obligations of Guangdong Xingbang, and liabilities for
            which creditors to not have recourse to the general creditor of the primary
            beneficiary.

Item 16. Exhibits and Financial Statement Schedules

(b) Exhibits, page 66

24.   Please file your exclusive advertising arrangement with the Shopping Guide and
        your related party loan agreements as exhibits or tell us why it is not appropriate.
        Refer to Item 601of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney

cc: Barry I. Grossman, Esq.
        Ellenoff Grossman & Schole LLP